SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2009

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

The Company closed the quarter with 9,323,000 Revenue Generating Units (“RGUs”), a 47% increase year-on-year, thanks to the growth of the client base of all the services offered by the company, especially voice services. RGU is the sum of pay TV, broadband, voice and digital video services.

Pay TV net additions totaled 133,000 new clients in the quarter. The subscriber base closed the quarter with 3,480,000 clients, a 28% increase over the 2,709,000 in 2Q08, thanks to the 24% organic growth and the 112,000 clients from the consolidation of BIGTV. The Digital Video base reached 952,000 clients, 31% up on 2Q08, representing a 27% penetration over the total pay TV base. The churn rate in the last 12 months was 15.5% , practically stable in comparison with the 15.4% in 2Q08.

In order make the HD services popular, the Company launched NET Digital HD in June, complementing the high definition offering, which includes NET Digital HD Max, the first of its kind in Brazil. NET digital HD comes with a new decoder developed in partnership with Pace, the worldwide leader in Pay TV technology. The equipment has an internal cable modem that allows advanced interactive applications, digital audio and image in HD and the possibility of other services in the future.

Broadband net additions totaled 153,000 in 2Q09. The subscriber base totaled 2,605,000, a 45% increase over the 1,798,000 subscribers in 2Q08, thanks to the 41% organic growth and the 68,000 BIGTV subscribers. Accordingly, bidirectional household penetration reached 33% and, pay TV penetration, 75%. Churn rate rose from 17.9% in 2Q08 to 20.0% in 2Q09. Though disconnections in absolute numbers remained similar, churn rate percentage is higher because the Broadband base is smaller than the Pay TV base. This is the result of the increase in the number of products per household, given that a disconnection involves cancellation all the services, also reflecting the industry scenario in Brazil, which is among the most competitive in the world.

Fixed Telephony net additions totaled 228,000 in the quarter. The number of Lines in Service closed the quarter at 2,286,000, a 105% year-on-year increase.

In the quarter, ARPU reached R$130.40, a 3.3% decrease, versus R$134.87 in the 2Q08, due to the growth in the Net Fone.com subscriber base and the dilutive effect of the BIGTV ARPU, which was R$ 95.98 in 2Q09. Excluding the effect of BIGTV, ARPU would have come to R$ 133.92, a slight year-on-year decrease of 0.7% . BigTV’s reduced ARPU represents an opportunity for NET to be launched where BigTV operated previously, adding new products to the current portfolio.

FINANCIAL PERFORMANCE

In the half, Net Revenue rose 26.9% to R$2,183.4 million, versus R$1,720.6 million in the first half of 2008.

In 1H09, Operating Costs totaled R$1,072.4 million, a 31.7% increase over the R$814.0 million recorded in the first half of 2008. The items that most contributed to the increase in costs were the increased bandwidth capacity contracted to serve broadband subscribers on account of the growth in the client base, growing usage of the bandwidth capacity by existing clients and increased subscriptions to higher-speed internet packages; the customer service center, which has been functioning according to more rigorous regulations since December 2008; and the programming costs due to the growth of the Pay TV base. In addition to these factors, there was an increase in Payroll and Benefits costs due to the increase in the number of employees and the collective bargaining agreement in July 2008.

Selling, General, Administrative and Other Expenses totaled R$ 511.8 million, 18.9% higher than the R$ 430.4 million registered in the 1H08, due to the growth in the number of sales staff and the higher commissions on sales on account of the increase in sales volume. As a percentage of net revenue, these expenses decreased from 25% in 1H08 to 23% in 1H09. Selling Expenses and General and Administrative Expenses increased 39% and 2%, respectively, over 1H08. Other Revenues/Expenses totaled a revenue of R$ 16.7 million in 1H08 and R$ 30.9 million in 1H09.

Bad Debt Expenses were R$ 28.8 million in 1H09, 49.2% up on the R$19.3 million in 1H08. As a percentage of revenue, they remained flat at 1% between the periods.

EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization) totaled R$ 570.4 million in 1H09, 24.8% higher than the R$ 456.9 million in 1H08, with EBITDA margin being 26.1% .

Depreciation and Amortization expenses totaled R$ 268.5 million in 1H09, 7.6% lower than the R$ 290.6 million registered in 1H08. This is mainly due to the end of amortization of goodwill from future profitability of the subsidiaries to comply with Law 11,638/07. On the other hand, the depreciation of residential installation expenses increased from R$18.4 million in 1H08 to R$30.3 million in 1H09.

The Financial Result was an expense of R$ 6.8 million in 1H09, versus an expense of R$ 21.8 million in 1H08. This result is due to the following factors:

Financial expenses decreased from R$ 61.6 million in 1H08 to R$ 51.7 million in 1Q09, a 16.1% decrease, due to the financial gains on US dollar loans, especially those from Banco Inbursa raised in June 2008.

Financial Revenues increased by 12.8%, from R$ 39.8 million in 1H08 to R$ 44.9 million in 1H09, due to the increase in the average cash balance during the period and higher revenues from interest and fines on overdue payments as result of greater collection efforts.

Gross Debt, which includes interest booked and the principal, closed June 2009 at R$ 1,657.3 million, 7.9% up on March 2009. This decrease is mainly due to the appreciation of the Brazilian Real in relation to the US Dollar, which is the index for dollar-denominated debt, Banco Inbursa and perpetual bonds. The Company continues to allocate investments (Capex) to acquiring subscribers, payment for installation personnel as well as for equipment and the necessary adjustments to the infrastructure to sustain subscriber growth.

In 1H09, Capex stood at R$ 464.7 million, due mainly to the acquisition of more node breaking equipment and the Real’s depreciation, which increased the cost of imported equipment, 75% of it being variable costs that are mainly incurred for residential installation expenses and node breakings. Maintenance and discretionary project Capex, which represented 25% of total investments, was mainly spent on improving the general infrastructure.

The Company closed 1H09 with Net Income of R$ 211.3 million, versus R$ 62.1 million in 1H08, mainly due to the foreign exchange gains on the dollar-denominated debt.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 22, 2009

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.